August 9, 2024

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The ONE Group Hospitality, Inc.
Registration Statement on Form S-3
Filed August 2, 2024
File No. 333-281206

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, The ONE Group Hospitality, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-281206), so that it may become effective on August 13, 2024 at 5:00 PM Eastern time or as soon as practicable thereafter.

Please call Tyler Loy of the Registrant at (646) 624-2400 with any comments or questions regarding this matter.

Very truly yours,

The ONE Group Hospitality, Inc.

By: /s/ Tyler Loy

Name: Tyler Loy

Title: Chief Financial Officer